Exhibit 99.1

Americas Gold and Silver Provides Galena Complex Update

TORONTO--(BUSINESS WIRE)--April 4, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide an update for its Galena Complex Joint Venture (60% Americas / 40% Eric Sprott).

Highlights

  Recent drilling at the Galena Complex has focused on deep extensions to the far east of the operation at the Caladay Zone and infilling a drilling gap at the 360 Complex, with significant drill results highlighting the potential to expand currently modelled resources to the east and increase mineral resource at depth.
  Hole 46-324: 299 g/t silver and 12.0% lead (731 g/t silver equivalent [1]) over 7.3 m [2]

including: 415 g/t silver and 14.4% lead (934 g/t silver equivalent) over 1.1 m including: 521 g/t silver and 24.5% lead (1,404 g/t silver equivalent) over 1.1 m

  Hole 49-626: 650 g/t silver and 11% lead (1,054 g/t silver equivalent) over 7.7 m including: 1,209 g/t silver and 16.3% lead (1,815 g/t silver equivalent) over 0.6 m including: 521 g/t silver and 6.4% lead (759 g/t silver equivalent) over 1.1 m including: 1,797 g/t silver and 27.5% lead (2,817 g/t silver equivalent) over 1.0 m including: 1,005 g/t silver and 25.1% lead (1,914 g/t silver equivalent) over 0.8 m

  Development on the 3700 Level in late 2022 allowed access to high-grade silver stopes and development has started on the 4300 Level to access additional stopes to coincide with the completion on the Galena Hoist which is expected to boost tonnage and overall production in H2-2023.
  The Galena Hoist project remains on track to be completed and become fully operational by the end of Q2-2023 which will support plans to increase production, improve operational flexibility and overall operational economics due to the benefits of scaling on the existing cost base.

“The Galena Complex has had a solid production start to 2023 and we anticipate providing Q1-2023 production results towards the middle of April. The anticipated completion of the Galena Hoist by the end of the second quarter is expected to build on this early performance with the additional hoisting capacity and operational flexibility,” stated Americas President and CEO Darren Blasutti. “We are also very encouraged by the drill results from the 4600 Level and 4900 Level. The 4600 Level results could add and expand near-term mining areas in the 360 Complex while the deeper drilling from the 4900 Level could add new mining zones that are not included in our current mineral reserve or mineral resource.”

Galena Complex Update

The Galena Complex has had a strong start to the year. The Company began mining the 3700 Level high-grade silver ore in mid-December 2022 and recently started development on the 4300 Level to access the Upper 360 Complex reserve area. The 4300 Level mining front will increase the number of producing stopes and boost production output to coincide with the completion of the Galena Hoist. The Galena Hoist project remains on track to be completed and be fully operational by the end of Q2-2023 which will support plans to increase production, improve operational flexibility and improve operational economics due to the benefits of scaling on the existing cost base.

A diamond drill was relocated during the first quarter to the 4900 Level, while development to the final planned drill station on the 5500 Level is completed, to drill the projected down dip extension of the 360 Complex. This drill is also targeting the Caladay Zone which has historically been underexplored and is located east of all existing production workings. Hole 49-626 encountered high-grade mineralization approximately 10 meters above the 5500 Level and approximately 350 meters east of the nearest development on the 5500 Level. This area contains no current mineral reserve or mineral resource and has potential to be a new high-grade zone production zone for the property.

  Hole 49-626: 650 g/t silver and 11.0% lead (1,054 g/t silver equivalent) over 7.7 m including: 1,209 g/t silver and 16.3% lead (1,815 g/t silver equivalent) over 0.6 m including: 521 g/t silver and 6.4% lead (759 g/t silver equivalent) over 1.1 m including: 1,797 g/t silver and 27.5% lead (2,817 g/t silver equivalent) over 1.0 m including: 1,005 g/t silver and 25.1% lead (1,914 g/t silver equivalent) over 0.8 m

  Hole 49-627: 203 g/t silver and 12.5% lead (653 g/t silver equivalent) over 1.8 m and: 335 g/t silver and 12.3% lead (777 g/t silver equivalent) over 0.9 m and: 185 g/t silver and 8.3% lead (484 g/t silver equivalent) over 1.3 m and: 744 g/t silver and 35.8% lead (2,033 g/t silver equivalent) over 0.7 m

A full table of drill results can be found at:

https://americas-gold.com/site/assets/files/4297/dr20230404.pdf

Figure 1: 4900 Level Drilling (Section looking Northeast)

In addition to successful drilling from the 4900 Level testing the Caladay Zone and deep 360 Complex, the Company is also targeting the 360 Complex between modeled mineral reserve areas on the 4300 and 4900 Levels. Hole 46-324 provided impressive intercepts which corresponded with geological projections.

  Hole 46-324: 400 g/t silver and 15% lead (942 g/t silver equivalent) over 1.1 m and: 299 g/t silver and 12.0% lead (731 g/t silver equivalent) over 7.3 m including: 415 g/t silver and 14.4% lead (934 g/t silver equivalent) over 1.1 m including: 521 g/t silver and 24.5% lead (1,404 g/t silver equivalent) over 1.1 m

Figure 2: 4600 Level Drilling (Section looking North)

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

Sadae Lortz, P.Geo., Chief Geologist of the Galena Complex and a “qualified person” under National Instrument 43-101, has approved the applicable content of this news release.

Technical Information

The diamond drilling program used NQ-size core. Americas standard QA/QC practices were utilized to ensure the integrity of the core and sample preparation at the Galena Complex through delivery of the samples to the assay lab. The drill core was stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. Standards of certified reference materials, field duplicates and blanks were inserted as samples shipped with the core samples to the lab.

Analytical work was carried out by American Analytical Services Inc. (“AAS”) located in Osburn, Idaho. AAS is an independent, ISO-17025 accredited laboratory. Sample preparation includes a 30-gram pulp sample analyzed by atomic absorption spectrometry (“AA”) techniques to determine silver, copper, and lead, using aqua regia for pulp digestion. Samples returning values over 514g/t Ag are re-assayed using fire-assay techniques for silver. Additionally, samples returning values over 23% Pb are re-assayed using titration techniques.

Duplicate pulp samples were sent out quarterly to ALS Global, an independent, ISO-17025 accredited laboratory based in Reno, Nevada to perform an independent check analysis. A conventional AA technique was used for the analysis of silver, copper and lead at ALS Global with the same industry standard procedures as those used by AAS. The assay results listed in this report did not show any significant contamination during sample preparation or sample bias of analysis.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ significantly from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the Galena hoist project on its expected schedule and updated budget, and the realization of the anticipated benefits therefrom; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance that Americas Gold and Silver will achieve its expectations, or concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent was calculated using metal prices of $20.00/oz silver, $3.00/lb copper and $1.05/lb lead and equivalent metallurgical recoveries were assumed for all metals (silver, lead and copper).

2 Meters represent “True Width” which is calculated for significant intercepts only and is based on orientation axis of core across the estimated dip of the vein.

Contacts

For more information:

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503